(d)(2)(O)(i)

AMENDED SCHEDULE A
COMPENSATION FOR SERVICES TO SERIES

          For the services provided by BlackRock Investment Management, LLC (“Sub-Adviser”) to the following Series of ING Investors Trust, pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
ING BlackRock Large Cap Growth Portfolio	0.375% on first $250 million; 0.350% on next $250 million; and 0.325% thereafter

          If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.